Exhibit 99.3

NOMINATING AND CORPORATE

GOVERNANCE COMMITTEE CHARTER

Adopted May 14, 2007

1.	Membership

The board of directors (the “Board”) of Tully’s Coffee Corporation will appoint from among its members a Nominating and Corporate Governance Committee (the “Committee”) and will designate one such member to serve as the chairman of the Committee. The Committee will consist of at least two members, each of whom is determined by the Board to be an “independent” director under all applicable rules, including Nasdaq listing standards.

2.	Purposes

The primary purposes of the Committee are to:

2.1	Identify individuals qualified to become directors and recommend nominees to the Board to be presented for election by shareholders at the annual meeting of shareholders, and to fill any vacancies on the Board.

2.2	Consider and report periodically to the Board on matters relating to the identification, selection and qualification of nominees for election to the Board.

2.3	Develop and recommend to the Board a set of corporate governance principles.

3.	Duties and Responsibilities

The Committee shall conduct meetings periodically as it deems necessary or advisable to fulfill its responsibilities. In particular, the Committee shall:

3.1	Develop and recommend to the Board specific guidelines and criteria for screening and selecting nominees for election to the Board.

3.2	Identify individuals qualified to become directors.

3.3	Review the qualifications of, approve the nominations of, and recommend to the Board those persons to be nominated for election to the Board and presented for shareholder approval at the annual meeting, and to be elected by the Board to fill vacancies, including vacancies created by an increase in the authorized number of directors.

3.4	Retain and terminate any search firm to assist in identifying potential nominees for election to the Board, including sole authority to approve the search firm’s fees and other retention terms.

3.5	Develop and recommend to the Board a set of corporate governance guidelines.

3.6	Review this Charter and the corporate governance guidelines annually, or more frequently if appropriate, and recommend any proposed changes to the Board.

3.7	Make recommendations to the Board concerning the size, structure and composition of the Board and its committees.

3.8	Annually review the Company’s code of business conduct and ethics and recommend any proposed changes to the Board for approval.

3.9	Oversee the evaluation of management, the Board and its committees, and develop and provide to the Board an annual report evaluating the performance of management, the Board and its committees, including the Committee.

3.10	Consider the performance of each incumbent member of the Board in determining whether to recommend to the Board that each member be nominated for reelection.

3.11	Obtain advice and assistance from internal and external legal, accounting, and other advisors or consultants as necessary or advisable to assist in the performance of its duties.

3.12	Perform any other functions assigned by the Board from time to time.

This Charter is intended to provide a set of flexible guidelines for the effective functioning of the Committee. The Committee may modify or amend this Charter and the authority and responsibilities of the Committee set forth herein at any time.

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